June 18, 2024

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit D (updated to provide the unconsolidated financial statements of MEMX Holdings LLC, MEMX SubCo LLC, MEMX Technologies LLC, and MEMX Digital Assets for the fiscal year ending December 31, 2023 as Exhibits D-1, D-2, D-3 and D-4, respectively, and statements in lieu of financial statements for MEMX Execution Services LLC, MX2 LLC and MEMX Labs LLC); and
- Exhibit I (updated to provide the audited financial statements of MEMX for the fiscal year ending December 31, 2023).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, D-1, D-2, D-3, D-4, and I to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/18/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
525 Washington Blvd., Suite 300, Jersey City, NJ 07310

24010776

3. Provide the applicant's mailing address (if different):
382 NE 191st Street, Suite 92178
Miami, FL 33179

4. Provide the applicant's business telephone and facsimile number:
833-415-6300
(Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
Jonathan Kellner — Chief Executive Officer — 551-370-1001
(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Anders Franzon
MEMX LLC, 382 NE 191st Street, Suite 92178
Miami, FL 33179

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/18/24 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 18 day of June (Month), 2024 (Year) by Lauren Strathman, CN (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/1/27

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MEMX LLC
Date of Filing/Accurate as of: June 18, 2024

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Exhibit D-1 are the unaudited financial statements of MEMX Holdings LLC for the fiscal year ending December 31, 2023.

Attached as Exhibit D-2 are the unaudited financial statements of MEMX SubCo LLC for the fiscal year ending December 31, 2023.

MEMX Execution Services LLC's financial statements have been omitted from Form 1 and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Attached as Exhibit D-3 are the unaudited financial statements of MEMX Technologies LLC for the fiscal year ending December 31, 2023.

Attached as Exhibit D-4 are the unaudited financial statements of MEMX Digital Assets LLC for the fiscal year ending December 31, 2023.

MX2 LLC is not active and has not been funded; thus, financial statements are not available.

MEMX Labs LLC is not active and has not been funded; thus, financial statements are not available.

EXHIBIT D-1

Unaudited financial statements of MEMX Holdings LLC
for the fiscal year ending December 31, 2023

MEMX Holdings LLC (Stand-alone)
Statement of Financial Condition
December 31, 2023
Unaudited

Assets	
Cash and cash equivalents	$ 11,254,011
Restricted cash	434,541
Prepaid expenses	155,334
Due from subsidiaries	870
Right of use assets, operating	3,554,401
Other assets	49,628
Total Assets	**$ 15,448,785**
Liabilities and Members' Equity	
Liabilities:	
Accrued expenses	13,999
Due to subsidiary	543,820
Lease obligations, operating	4,096,667
Other liabilities	45,132
Total Liabilities	**4,699,618**
Total Members' Equity	10,749,167
Total Liabilities and Members' Equity	**$ 15,448,785**

MEMX Holdings LLC (Stand-alone)
Statement of Income (Loss)
Year Ended December 31, 2023
Unaudited

Operating Expenses	
Compensation & benefits	$ 1,268,794
Professional fees and outside services	292,824
Other expenses	269,524
Total Operating Expenses	**1,831,142**
Non-Operating	
Interest income	717,076
Total Non-Operating	**717,076**
Net Income (Loss)	**$ (1,114,066)**

<u>EXHIBIT D-2</u>

Unaudited financial statements of MEMX SubCo LLC
for the fiscal year ending December 31, 2023

MEMX SubCo LLC (Stand-alone)
Statement of Financial Condition
December 31, 2023
Unaudited

Assets	
	$ -
Total Assets	**$ -**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	3,150
Due to parent	750
Due to subsidiary	70,660
Other liabilities	250
Total Liabilities	**74,810**
Total Member's Equity	(74,810)
Total Liabilities and Member's Equity	**$ -**

MEMX SubCo LLC (Stand-alone)
Statement of Income (Loss)
Year Ended December 31, 2023
Unaudited

Operating Expenses		
Professional fees and outside services	$	30,650
Other expenses		5,164
Total Operating Expenses		**35,814**
Net Income (Loss)	**$**	**(35,814)**

EXHIBIT D-3

Unaudited financial statements of MEMX Technologies LLC
for the fiscal year ending December 31, 2023

MEMX Technologies LLC (Stand-alone)
Statement of Financial Condition
December 31, 2023
Unaudited

Assets	
Cash and cash equivalents	$ 14,057,278
Accounts receivable, net	25,000
Property and equipment, net	1,438,958
Other assets	51,292
Total Assets	**$ 15,572,528**
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses	19,000
Due to affiliate	1,409,853
Deferred revenue	8,828,365
Total Liabilities	**10,257,218**
Total Member's Equity	5,315,310
Total Liabilities and Member's Equity	**$ 15,572,528**

MEMX Technologies LLC (Stand-alone)
Statement of Income (Loss)

Year Ended December 31, 2023

Unaudited

Revenues	
Professional fees	$ 18,538,059
Total Revenues	**18,538,059**
Operating Expenses	
Compensation & benefits	1,779,949
Professional fees and outside services	2,185,934
Technology infrastructure	1,062,347
General and administrative	55,879
Depreciation and amortization	722,418
Other expenses	378
Total Operating Expenses	**5,806,905**
Non-Operating	
Interest income	86,212
Total Non-Operating	**86,212**
Net Income (Loss)	**$ 12,817,366**

EXHIBIT D-4

Unaudited financial statements of MEMX Digital Assets LLC
for the fiscal year ending December 31, 2023

MEMX Digital Assets LLC (Stand-alone)
Statement of Financial Condition
December 31, 2023
Unaudited

Assets		
Prepaid expenses	$	6,295
Other assets		698,797
Total Assets	**$**	**705,092**
Liabilities and Member's Equity		
Liabilities:		
Due to affiliate		17,083
Total Liabilities		**17,083**
Total Member's Equity		688,009
Total Liabilities and Member's Equity	**$**	**705,092**

MEMX Digital Assets LLC (Stand-alone)
Statement of Income (Loss)
Year Ended December 31, 2023
Unaudited

Revenues	
Market data fees	$ 173,665
Total Revenues	**173,665**
Operating Expenses	
Professional fees and outside services	5,795
Technology infrastructure	10,788
Exchange connectivity and data	18,000
Total Operating Expenses	**34,583**
Non-Operating	
Other non-operating	25,132
Total Non-Operating	**25,132**
Net Income (Loss)	**$ 164,214**

MEMX LLC
Date of Filing/Accurate as of: June 18, 2024

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached are the audited financial statements of MEMX LLC for the fiscal year ending December 31, 2023. MEMX LLC has no consolidated subsidiaries.

MEMX LLC

Financial Statements
Year Ended December 31, 2023

With Report of Independent Auditors

MEMX LLC
Year Ended December 31, 2023
Table of Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Auditors

The Members and Board of Directors of
MEMX LLC

Opinion

We have audited the financial statements of MEMX LLC (the Company), which comprise the statement of financial condition as of December 31, 2023, and the related statements of income (loss), changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

March 28, 2024

MEMX LLC
Statement of Financial Condition
December 31, 2023

Assets	
Cash and cash equivalents	$ 10,684,568
Restricted cash	3,016,069
Investments - held to maturity	26,755,337
Accounts receivable, net	19,146,098
Prepaid expenses	2,410,388
Due from parent	614,480
Due from affiliates	1,503,577
Property and equipment, net	18,098,963
Right of use assets, financed	3,795,107
Right of use assets, operating	1,427,922
Notes receivable, net	12,992,473
Other assets	244,640
Total Assets	**$ 100,689,622**
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	12,015,868
Accrued expenses	10,026,036
Accrued compensation	11,046,936
Lease obligations, financed	3,813,695
Lease obligations, operating	1,427,922
Other liabilities	122,296
Total Liabilities	**38,452,753**
Members' Equity:	
Contributed capital	211,227,165
Retained earnings	(148,990,296)
Total Members' Equity	62,236,869
Total Liabilities and Members' Equity	**$ 100,689,622**

The accompanying notes are an integral part of these financial statements.

MEMX LLC
Statement of Income (Loss)
Year Ended December 31, 2023

Revenues	
Transaction fees	$ 235,897,925
Section 31 fees	33,392,982
Market data fees	26,724,976
Connectivity & membership fees	17,102,400
Professional fees	2,837,224
Total Revenues	**315,955,507**
Cost of Revenues	
Transaction rebates	232,362,903
Section 31 fees	33,392,982
Total Cost of Revenues	**265,755,885**
Revenues less Cost of Revenues	**50,199,622**
Operating Expenses	
Compensation & benefits	28,752,866
Professional fees and outside services	3,751,985
Technology infrastructure	7,251,233
Exchange connectivity and data	2,326,133
General and administrative	1,228,683
Depreciation and amortization	5,757,433
Other expenses	2,436,266
Total Operating Expenses	**51,504,599**
Non-Operating	
Interest income	1,493,118
Interest expense	(168,072)
Loss on disposal of property and equipment	(553,199)
Total Non-Operating	**771,847**
Net Income (Loss)	**$ (533,130)**

The accompanying notes are an integral part of these financial statements.

MEMX LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2023

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance, January 1, 2023	$ 177,227,165	$ (148,457,166)	$ 28,769,999
Contributions	34,000,000	-	34,000,000
Net income (loss)	-	(533,130)	(533,130)
Balance, December 31, 2023	**$ 211,227,165**	**$ (148,990,296)**	**$ 62,236,869**

The accompanying notes are an integral part of these financial statements.

MEMX LLC
Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net income (loss)	$	(533,130)
Adjustments to reconcile net income (loss) to net cash flows from operating activities		
Depreciation and amortization expense		5,757,433
Provision for accounts receivable credit losses		(3,990)
Provision for notes receivable credit losses		2,223,884
Accretion of discount on held to maturity investments		(1,042,160)
Loss on disposal of property & equipment		553,199
Decrease (increase) in operating assets		
Accounts receivable, net		1,573,725
Prepaid expenses		(1,049,234)
Due from parent		(797,932)
Due from affiliates		(1,029,178)
Other assets		(158,377)
Increase (decrease) in operating liabilities		
Accounts payable		4,812,862
Accrued expenses		(15,648,830)
Accrued compensation		2,246,930
Other liabilities		86,919
Net Cash Used in Operating Activities		**(3,007,879)**
Cash Flows from Investing Activities		
Purchases of held to maturity investments		(51,808,264)
Proceeds from held to maturity investments		38,690,000
Acquisition of property & equipment		(9,519,725)
Issuance of notes receivable		(7,671,652)
Net Cash Used in Investing Activities		**(30,309,641)**
Cash Flows from Financing Activities		
Capital contributions received		34,000,000
Payment of financing lease obligations		(2,825,345)
Net Cash Provided by Financing Activities		**31,174,655**
Increase (decrease) in Cash, Cash Equivalents, and Restricted Cash		(2,142,865)
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period		15,843,502
Cash, Cash Equivalents, and Restricted Cash, End of Period	**$**	**13,700,637**
Balances as of December 31, 2023:		
Cash and cash equivalents	$	10,684,568
Restricted cash		3,016,069
Total Cash, Cash equivalents and Restricted cash	**$**	**13,700,637**
Supplmental disclosure of cash transactions:		
Cash paid for interest	$	168,072
Cash paid for income taxes		-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

MEMX LLC (the "Company" or the "Exchange") was organized as a Delaware Limited Liability Company on October 3, 2018. The Company is a subsidiary of MEMX Holdings LLC ("MEMX Holdings") and MEMX SubCo LLC ("MEMX SubCo"), with 99.5% and 0.5% ownership interests, respectively. MEMX SubCo is a wholly owned subsidiary of MEMX Holdings.

The Company was established to create a member-owned national securities exchange, focused on creating and promoting a fair, transparent, and efficient experience for all investors. The Exchange offers a simpler platform with features that benefit both retail and institutional investors. The Exchange received regulatory approval from the U.S. Securities and Exchange Commission ("SEC") on May 4, 2020 and commenced operations of its U.S. equities market on September 21, 2020. On August 9, 2022, the Exchange received SEC regulatory approval to expand into the U.S. options market and launched its options exchange on September 27, 2023. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO") and is therefore subject to oversight by the SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements include all accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), following Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the financial statements and accompanying notes. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash held at banks and short-term, highly liquid investments which are readily convertible to cash, with original maturities of three months or less. Cash and cash equivalents are on deposit with multiple financial institutions. At times, balances may be in excess of federally insured limits. The Company has not experienced any losses in such accounts.

Restricted cash

Restricted cash includes amounts held in a letter of credit to collateralize the Company's finance leases for technology and office equipment.

Investments – held to maturity

Investments can consist of U.S. Treasury securities which are directly issued by the U.S. government with original maturities between three and twenty-four months. Treasury securities held as of December 31, 2023 had original maturities between five and seven months. The Company has classified these securities as held to maturity and they are reported at accreted cost, which approximates fair value. They are classified within Level 1 of the fair value hierarchy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable, net

Accounts receivable consist primarily of transaction, connectivity, and market data fees receivable from member firms as well as market data fees receivable from tape administrators. Receivables are carried at cost net of an allowance for credit losses. The Company recognizes an allowance in other expenses when there are expected credit losses. See Note 6.

Accounts receivable, net consists of the following at December 31, 2023:

Transaction fees	$ 8,815,987
Section 31 fees	2,430,994
Market data fees	6,128,489
Connectivity & membership fees	1,778,268
Accumulated allowance for credit losses	(7,640)
Total accounts receivable, net	**$ 19,146,098**

Prepaid expenses

Prepaid expenses consist primarily of software licenses which are amortized over their respective subscription periods.

Property and equipment, net

Property and equipment is recorded at cost and presented less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to fifteen years. In the case of leasehold improvements, the shorter of the original lease term or the useful life is utilized. The Company capitalizes costs of internally developed software incurred during the application development stage. These costs are amortized using the straight-line method over the estimated useful life of exchange infrastructure, generally five years.

The Company reviews remaining estimated useful lives of long lived assets at each balance sheet date and will make adjustments should circumstances indicate that such estimated useful lives have changed.

Leases

The Company determines if an arrangement contains a lease at inception. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments. Lease ROU assets and liabilities are recognized at commencement date based on the net present value of lease payments over the lease term. The Company's lease agreements may not provide an implicit rate. As a result, the Company will use an implied incremental borrowing rate based on its estimated credit rating and other available market information at lease commencement.

The lease ROU asset reflects any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that the Company will exercise that option.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The Company's lease arrangements may contain lease and non-lease components. Non-lease components have been excluded from the Company's calculations of its ROU assets and lease liabilities.

ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable. No such impairment was recognized during the year ended December 31, 2023.

Notes receivable, net

Notes receivable consist primarily of promissory notes receivable related to the Consolidated Audit Trail ("CAT"). The CAT was formed to create a market-wide consolidated audit trail designed to improve regulators' ability to monitor trading activity. Funding for the implementation of the CAT is currently provided by the SROs in exchange for promissory notes receivable. During 2023, the SEC approved the adoption of a funding model which includes industry contribution to the funding of the CAT. The promissory notes are expected to be repaid, in part, once a mechanism is in place to recover costs from members of the industry. The Company recognizes an allowance in other expenses when there are expected credit losses over the expected life of the financial instrument. See Note 6.

Notes receivable, net consists of the following at December 31, 2023:

		December 31, 2023
Notes receivable	$	18,988,711
Accumulated allowance for credit losses		(5,996,238)
Total notes receivable, net	**$**	**12,992,473**

Accrued compensation

The Company has established target bonus agreements with various employees. The accrued compensation at December 31, 2023 reflects the actual payment disbursed in January 2024.

Members' equity

As of December 31, 2023, 1,000 units of a single class were issued and outstanding. The Company's profits and losses are allocated to members in accordance with the percentage ownership interest and each member's liability is limited to their contribution. During the year, MEMX Holdings made capital contributions totaling $34,000,000 to the Company, of which $170,000 represented contributions from MEMX SubCo.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

All revenue presented on the income statement is considered to be revenue from contracts with customers. The Company's significant revenue streams are described below.

Transaction Fees and Rebates - Transaction fees and rebates represent fees charged (or rebated) to members for meeting the point-in-time performance obligation of either executing a trade on the Exchange or routing an order for execution at another exchange. These fees and rebates can be variable based on trade volume tiered discounts. The rate charged as a fee or rebated to a client as an incentive, is based on the client trade volume and activity relative to established rate tiers or liquidity provision targets. Fees and rebates are calculated and billed monthly in accordance with the Exchange's published fee schedules and the prevailing client fee or rebate achieved.

Section 31 Fees - Pursuant to the Securities Exchange Act of 1934, as amended, Section 31 fees are assessed based on the notional value executed on each exchange and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are collected from members to cover the Section 31 fees charged by the SEC for meeting the point-in-time performance obligation of executing a trade on the Exchange. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and fees are recorded gross. Amounts due to the SEC are remitted semiannually and recorded in accrued expenses until paid.

Options Regulatory Fees ("ORF") – ORF are assessed by the Exchange to recover a portion of its regulatory oversight costs. Fees are calculated based on the number of clearing member customer contracts executed across all options exchanges multiplied by a predetermined rate published by the Exchange. ORF are included in Transaction fees and collected monthly, in arrears.

Market Data - Market data fees include fees from direct subscribers as well as from Exchange participation in U.S. tape plans. Fees collected from U.S. tape plan subscribers, net of plan costs, are allocated and distributed quarterly to plan participants according to their share of tape fees. This distribution considers both trading and quoting activity. Proprietary market data fees are charged to subscribers monthly in accordance with the Exchange's published fee schedules. Market data revenue is recognized over time throughout each month as the Exchange provides the data to satisfy its performance obligation.

Connectivity and Membership – Connectivity fees are charged to customers and members for their connections to the Exchange, which include both physical connections and application sessions. Membership fees are assessed to maintain active membership. Connectivity and membership fees are billed monthly in accordance with the Exchange's published fee schedules and recognized over time throughout each month as the Exchange provides the connectivity and ongoing membership to satisfy its performance obligation.

Income taxes

The Company is a limited liability company which is taxed as a partnership for U.S. tax purposes. No provision for applicable income taxes is made in the financial statements as the Company is treated as a pass-through entity for federal, state and local income taxes.

As of December 31, 2023, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, Income Taxes ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

As of December 31, 2023, the Company's tax returns are subject to examination by tax authorities for the years 2019 through 2022.

Compensation and benefits

Compensation and benefits consist of the following for the year ended December 31, 2023:

Salaries	$	16,518,716
Bonuses		9,735,948
Other compensation & benefits		2,498,202
Total compensation & benefits	$	28,752,866

Professional fees and outside services

Professional fees and outside services consist primarily of regulatory compliance and advisory services, which include but aren't limited to legal, audit, tax, marketing and talent acquisition.

Technology infrastructure

Technology infrastructure expenses are related to the development and maintenance of both our exchange and enterprise architecture. These include datacenter colocation, software, and technical consulting expenses.

Exchange connectivity and data

Exchange connectivity and data expenses include fees paid to connect to other national securities exchanges and for access to market data feeds utilized in the Company's exchange infrastructure. These fees may be paid directly to other national securities exchanges as well as extranets and third-party market data providers.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2023:

Technology infrastructure	$	21,922,492
Leasehold improvements		2,311,155
Furniture & equipment		147,617
Software		1,054,683
Website		156,440
Total cost of property and equipment	$	25,592,387
Accumulated depreciation		(7,493,424)
Property and equipment, net	$	18,098,963

During the year ended December 31, 2023, property and equipment depreciation expense of $1,610,852 and internally developed software amortization of $1,295,141 were charged to operations. During the year ended December 31, 2023, the Company disposed of certain equipment and website assets with original costs totaling $818,904, resulting in a loss on disposal of $553,199.

As of December 31, 2023, unamortized internally developed software costs totaled $5,351,720.

4. LEASES

Finance leases - The Company enters into finance leases for technology and office equipment ranging from three to five years. These leases include the option to extend for an additional term and a purchase option at market price at the end of the term. Interest expense under financing leases for the year ended December 31, 2023 was $168,072.

Operating leases – The Company has determined that certain of its vendor colocation arrangements contain operating leases. Such arrangements contain automatic renewals, subject to 30-90 day written notice periods for termination. Colocation lease expenses are recognized as incurred.

The following provides supplemental balance sheet information related to the Company's finance and operating leases at December 31, 2023:

	Finance Leases		Operating Leases	
Assets:				
Lease assets	$	3,795,107	$	1,427,922
Liabilities:				
Current lease liabilities	$	2,530,366	$	815,911
Non-current lease liabilities		1,283,329		612,011
Total lease liabilities	$	3,813,695	$	1,427,922

The following summarizes the Company's lease costs for the year ended December 31, 2023:

Operating lease cost	$	885,874
Finance lease cost:		
Amortization of right-of-use assets	$	2,851,440
Interest on lease liabilities		168,072
Total Finance lease cost	$	3,019,512

Supplemental weighted-average information related to leases was as follows:

Weighted-average remaining lease term (years):	
Finance leases	1.6
Operating leases	1.8
Weighted-average discount rate:	
Finance leases	3.43%
Operating leases	2.25%

As of December 31, 2023, future repayments of lease liabilities were as follows:

	Finance Leases		Operating Leases	
2024	$	2,621,849	$	903,592
2025		1,256,504		691,247
2026		41,455		-
2027		9,068		-
2028		-		-
Thereafter		-		-
Total lease payments		3,928,876		1,594,839
Less imputed interest		115,181		166,917
Total	$	3,813,695	$	1,427,922

5. REVENUE

The following summarizes 2023 annual revenue by recognition pattern:

		Point-in-time		Over time
Revenues:				
Transaction fees	$	235,897,925	$	-
Section 31 fees		33,392,982		-
Market data fees		-		26,724,976
Connectivity & membership fees		-		17,102,400
Professional fees		-		2,837,224
Total revenues	**$**	**269,290,907**	**$**	**46,664,600**
Cost of revenues:				
Transaction rebates		232,362,903		-
Section 31 fees		33,392,982		-
Total cost of revenues	**$**	**265,755,885**	**$**	**-**
Revenues less cost of revenues	**$**	**3,535,022**	**$**	**46,664,600**

During the year ended December 31, 2023 five trading members accounted for 56% of the Company's transaction fee revenues and 59% of the Company's transaction fee rebates.

6. CREDIT LOSSES

Current expected credit losses are estimated for certain accounts receivable and notes receivable. Provisions for credit losses are included in other expenses.

Accounts receivable credit losses are estimated based on historical actual losses and current conditions which inform collectability.

Notes receivable credit losses are estimated based on the CAT industry funding model approved in September 2023 which suggests promissory note recoverability of approximately 67%. Management believes this funding model is likely to be implemented and estimates expected notes receivable credit losses accordingly.

The following table summarizes changes in allowance for credit losses during the year ended December 31, 2023:

		Balance, January 1, 2023		Credit loss provision		Write-offs charged against allowance		Balance, December 31, 2023
Accounts receivable	$	11,630	$	(3,990)	$	-	$	7,640
Notes receivable		3,772,354		2,223,884		-		5,996,238
Total allowance for credit losses	**$**	**3,783,984**	**$**	**2,219,894**	**$**	**-**	**$**	**6,003,878**

7. COMMITMENTS AND CONTINGENCIES

The Company has lease arrangements for technology, office equipment, and certain colocation arrangements that expire at various dates through 2027. See Note 4 for details of lease related assets, liabilities, and expenses.

From time to time, the Company may become involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that management believes could have a material effect on results of operations, cash flows, or financial condition.

8. RELATED PARTY TRANSACTIONS

The Company holds approximately $2.5 million of its cash and cash equivalents balance in checking and saving accounts at an affiliate of one of the equity members of MEMX Holdings. Additionally, its restricted cash balance is held at the same institution. Interest earned during the year ended December 31, 2023 was de minimis.

The Company holds its treasury investments at an affiliate of one of the equity members of MEMX Holdings. These investments earned approximately $1.2 million of interest during the year ended December 31, 2023.

Certain equity members of MEMX Holdings, or affiliates of such equity members, are also trading members of the Exchange. During the year ended December 31, 2023, such equity members or their affiliates accounted for 60% of the Company's transaction fee revenues and 58% of the Company's transaction fee rebates.

The Company is party to an intercompany agreement with MEMX Holdings, whereby MEMX Holdings shall guarantee adequate funding for the Company's operations.

The Company is party to an expense sharing arrangement with MEMX Holdings and affiliated entities, whereby it derives professional fees from affiliates for services rendered and pays direct routing revenues to an affiliate broker-dealer. The Company may also allocate expenses and pay vendors for direct expenses on behalf of MEMX Holdings and its affiliates.

The following summarizes the direct and allocated components of related party receivables and payables at December 31, 2023:

	Due from parent	Due from affiliates
Related party receivables (payables)		
Direct revenues	$ -	$ (70,128)
Professional fee revenues	-	482,496
Direct expenses	614,480	1,045,066
Allocated expenses	-	46,143
Balance at December 31, 2023	**$ 614,480**	**$ 1,503,577**

9. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures or adjustments or both resulting from subsequent events from the date of the financial statements through March 28, 2024, the issuing date of the financial statements, and determined that there were no subsequent events that require disclosure or adjustment.